09055981

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STANDARD CREDIT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE, 4TH FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH A. RICCIARDI **212-791-4500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/18

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard Credit Securities Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1
Statement of Financial Condition 2
Notes to the Statement of Financial Condition 3

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Standard Credit Securities, Inc.

We have audited the accompanying statement of financial condition of Standard Credit Securities, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard Credit Securities, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2009

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 2,389,637
Commissions receivable	549,728
Deposit at clearing broker	100,000
Deferred tax asset	110,825
Total assets	$ 3,150,190
Liabilities and stockholder's equity	
Liabilities:	
Accrued expense	$ 250,000
Due to affiliates	289,829
Total liabilities	539,829
Stockholder's equity	2,610,361
Total liabilities and stockholder's equity	$ 3,150,190

See accompanying notes.

Standard Credit Securities, Inc.
(A wholly-owned subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)

Notes to the Statement of Financial Condition

December 31, 2008

1. Organization

Standard Credit Securities, Inc. ("SCS" or the "Company") is a Delaware corporation and a wholly-owned subsidiary of Standard Credit Holdings Inc., a wholly-owned subsidiary of Tradition (North America), Inc. ("TNA"), which is, in turn, a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland.

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). SCS is an inter-dealer broker of corporate fixed income securities. All the transactions are cleared through Pershing (the clearing broker).

On March 13, 2008, Tradition Global Clearing Inc. was renamed Standard Credit Securities Inc. Shortly thereafter TNA formed a new corporation, Standard Credit Holdings, Inc. ("SCHI"). Concurrent with this transaction, SCS was reorganized as a wholly-owned subsidiary of SCHI through a distribution by Tradition Asiel Securities Inc. of its interest in SCS to TNA. TNA, in turn, contributed its interest in SCS to SCHI in return for 100 shares of SCHI.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition and accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds, which maintain a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less when purchased as cash equivalents.

2. Significant Accounting Policies (continued)

Securities Transactions

All securities transactions are recorded on a trade date basis.

Deposit at Clearing Broker

Cash kept on deposit with the clearing broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing broker if the minimum cash or security balance on deposit is not maintained.

Income Taxes

The Company accounts for income taxes under the liability method of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Related Party Transactions

TNA and an affiliate provide various services under a space sharing agreement to the Company. Due to affiliates shown on the statement of financial condition, represents amounts due to TNA and an affiliate under these arrangements.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company elected to compute its net capital under the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, of $250,000.

4. Net Capital Requirements (continued)

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2008, the Company had net capital of $2,451,743, which was $2,201,743 in excess of its required net capital of $250,000.

The Company does not carry the accounts of customers and, accordingly, is exempt from SEC Rule 15c3-3.

5. Concentration of Credit Risk

At December 31, 2008, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with a major financial institution that is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Commissions receivable represent amounts due from clearing broker. At December 31, 2008, the entire balance in commissions receivable is concentrated with one such clearing broker. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

6. Guarantees

The Company applies the provisions of the Financial Accounting Standard Board's ("FASB") Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. As described in Note 5, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no customer balances maintained by its clearing broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Deposit at Clearing Broker

The Company is required to maintain deposits at its clearing broker in order to conduct its business. At December 31, 2008, deposit at the clearing broker consisted of cash of $100,000.

8. Financial Instruments

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157. FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. No financial instruments are measured at fair value under SFAS No. 157 as of December 31, 2008.

9. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by SFAS No. 109. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the federal and combined state and local income tax returns of TNA. The Company calculates its income tax expense as though it filed a separate tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax asset of $110,825 at December 31, 2008 is reflected in the statement of financial condition. The deferred tax asset at December 31, 2008 is reflected without reduction for a valuation allowance. The principal reasons for the difference between the Company's effective income tax rate and the statutory federal income tax rate relates to state and local taxes.

9. Income Taxes (continued)

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed. FIN 48 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. FIN 48 was initially effective for fiscal years beginning after December 31, 2008. Consequently, the Company is not required to implement FIN 48 until January 1, 2009. The Company is in the process of determining the effect, if any, of the impact of adopting FIN 48.

10. Contingencies

The Company has been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, in the opinion of management such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Standard Credit Securities, Inc.
(A Wholly-Owned Subsidiary of Standard Credit Holdings, Inc.)
(formerly known as Tradition Global Clearing, Inc.)
December 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm